August 21, 2019

Reinier Voigt
Chief Executive Officer
Cool Holdings, Inc.
2001 NW 84th Avenue
Miami, FL 33122

       Re: Cool Holdings, Inc.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 19, 2019
           File No. 001-32217

Dear Mr. Voigt:

       We have limited our review of your filing to the issue addressed in our comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.    Please expand your response to prior comment 1 to tell us:

          the sources of all funds required to complete the Simply Mac transaction; include the amount of funds available from each source;
          whether proceeds you received when you issued the securities that are the subject of proposal 3 were intended for the Simply Mac transaction or will be used for the
          Simply Mac transaction;
          whether the proceeds from the exercise of the warrants to be modified or issued if proposal 3 is approved can be used for the Simply Mac transaction or to reduce the amount that you may be required to use under the commitment letter; where you have filed the commitment letter, and provide us your analysis of whether
          you must describe the letter in your proxy statement for investors to have the information required to make a voting decision; and Reinier Voigt
Cool Holdings, Inc.
August 21, 2019
Page 2

          whether there are any prohibitions on your use the authority sought by proposal 4 for
          (1) funding the Simply Mac transaction, (2) conversion of the notes or issuance of the warrants that were the subject of the proposals that you removed, (3) repayment of amounts received under the commitment letter, or (4) reduction of the amount needed to be drawn under the commitment letter.

      Also, given your responses to the above and your statement regarding the Simply Mac transaction on page 20, please clarify the basis for your conclusion that the proposals do not involve the Simply Mac transaction as contemplated by Note A to
Schedule 14A. Cite
      in your response all authority on which you rely.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek, Special Counsel, at (202) 551-3641 or Russell Mancuso,
Branch Chief, at (202) 551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameReinier Voigt
                                                           Division of
Corporation Finance
Comapany NameCool Holdings, Inc.
                                                           Office of
Electronics and Machinery
August 21, 2019 Page 2
cc:       James Guttman
FirstName LastName